FERMO GROUP, INC.

Allmandring 1/22a-35,
Stuttgart, Germany 70569

Tel. 011-49-7211324929

E-mail: fermoinc@gmail.com

March 28, 2012

Mr. Daniel Leslie or Ms. Brigitte Lippmann

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Fermo Group, Inc.

Registration Statement on Form S-1

Filed February 27, 2012

File No. 333-179738

Dear Mr. Daniel Leslie and Ms. Brigitte Lippmann:

Further to your letter dated March 23, 2012, concerning the deficiencies in Form S-1 filed on February 27, 2012, we provide the following responses:

General

1. It appears that you may be a blank check company as defined by Rule 419 of Regulation C in view of the following:

-  your disclosure indicates that you are a development stage company issuing penny stock;

-  you have no revenues;

-  you have not entered into any contracts with suppliers;

-  you have conducted little business activity other than raising initial capital, entering a lease agreement and filing this registration statement;

- you have not yet commenced operations;

- you have no assets except for $3,000 in cash; and

-  you will be unable to implement your business plan without the successful completion of this offering.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please provide a detailed analysis addressing each of the issues described above explaining why you believe the company is not a blank check company and disclose whether you plan to merge with an unidentified company. Alternatively, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company.

Response:  In response to this comment the Company referred to Section (a)(2) of Rule 419 of the Securities Act, which defines a blank check company as a company that is issuing penny stock and that is a “development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity.”

While the Company is a development stage company, it is not a blank check company because:

- it has its own specific operational business plan intended to start generate revenues within 12 months of completing its offering;

- its business plan has no indications to engage in a merger or acquisition with an unidentified company or companies, or other entity;

- the fact that the Company has not generated revenues does not render the Company a blank check company. As clearly stated in the prospectus, the Company is a development stage company with a clear, specified business plan;

- although the Company has not entered into any contracts with suppliers, it has contacted  the donut machines supplier (http://www.lilorbits.com), which machines we are going to buy;

- although the Company conducted little business activity and have not yet commenced operations, it has specific operational business plan and has taken substantive steps in furtherance of the business plan by the execution of a Lease Agreement on February 2, 2012;

- while the Company has no assets except for $3,000 in cash, it intends to  acquire assets within first months of completing its offering;

- if the Company does not raise minimum funds required to implement its plan, it will utilize funds from Ilia Sachin, its Chairman and President;

- the fact that the Company is not a blank check company under Rule 419 has been disclosed on the cover page of the prospectus.

“We are not a blank check corporation. Section 7(b)(3) of the Securities Act of 1933, as amended defines the term “blank check company” to mean, any development stage company that is issuing a penny stock that, “(A) has no specific plan or purpose, or (B) has indicated that its business plan is to merge with an unidentified company or companies.” We have a specific plan and purpose. Fermo Group, Inc. will sell donuts in Germany.

Our operations to date have been devoted primarily to start-up and development activities, which include:

1. Formation of the Company;

2. Development of our business plan;

3. Signing of the lease agreement.

In Securities Act Release No. 6932 which adopted rules relating to blank check offerings, the Securities and Exchange Commission stated in II DISCUSSION OF THE RULES, A. Scope of Rule 419, that, “Rule 419 does not apply to start-up companies with specific business plans even if operations have not commenced at the time of the offering.” Further, we have not indicated in any manner whatsoever, that we plan to merge with an unidentified company or companies, nor do we have any plans to merge with an unidentified company or companies. We have no plans or intentions to be acquired or to merge with an operating company nor do we have plans to enter into a change of control or similar transaction or to change our management.”

Prospectus Summary, page 5

1. Please revise your disclosure to accurately describe the nature of your business. In this regard, we note that in the first paragraph of the Corporate Background and Business Overview subsection of the Prospectus Summary on page 5 of your registration statement, you disclosed that your "business is in placing and operating mini donut machines." However, we note in the Risk Factors section, under the risk factor "If We Are Unable to Attract Enough Customers…" on page 8 of your registration statement, you disclosed that your "revenue comes from people buying...donuts." Please revise your disclosure on page 5 and throughout your registration statement to state that, if true, your business is selling donuts.

Response:  In response to this comment the Company revised its disclosure on page 5 and throughout the registration statement to state that its business is selling donuts.

Dilution, page 13

2. Please revise in this section and throughout the filing as appropriate to reflect the net tangible book value deficit before the offering in brackets, consistent with your disclosure in the last paragraph on page 13.

Response:  In response to this comment the Company revised the prospectus in this section and throughout the filing to reflect the net tangible book value deficit before the offering in brackets.

Management’s Discussion and Analysis or Plan of Operation, page 16

Plan of Operation, page 16

3. We note your disclosure on pages 8, 19 and 21 that you have one lease agreement with an owner of a building in Stuttgart, Germany to place a donut machine; however, you do not reference this lease in your discussion here regarding your search for potential leasing properties. Please expand your discussion to incorporate the one lease agreement into your Plan of Operation.

Response:  In response to this comment the Company expanded its discussion to incorporate the one lease agreement into its Plan of Operation:

“On February 2, 2012 we executed a Lease Agreement with Niclas Kaufmann, an owner of a building in Stuttgart, Germany to place our donut machine in his premises. As of today, it is the only lease agreement we have signed.

4. To the extent not included in the description of your business plan, please disclose the following:

-  the sources and availability of the donut machines and ingredients for making the donuts;

-  whether suppliers have been identified;

-  where, when and how your donut(s) will be designed, that is, whether a proprietary recipe will be developed or acquired;

-  human resources' involvement in developing any recipes, operating your donut shop(s), and marketing your product(s); and,

-  how you will price your product(s).

Please see Item 101(h)(4) of Regulation S-K.

Response:  In response to this comment the Company added the following disclosure:

“We are going to purchase the donut machines from Lil’ Orbits (http://www.lilorbits.com/). During our phone conversation with a Lil’ Orbits’ representatives it was confirmed, that they have the donuts machines in stock. The donuts and receipts are already designed by Lil' Orbits, so we just need to purchase equipment, supplies packages and donut mixes from them. In addition, experienced Lil' Orbits’ business advisors can help us set the shop up and provide us with advertising and promotional materials (signs, bags, visors, shirts, posters, trays, buckets). We will price our product according to the current market price, which is $3.50/doz.”

Description of Business, page 20

1. Please describe the market of your intended principal product. Please see Item 101(h)(4)(i) of Regulation S-K.

Response:  In response to this comment the Company described the market of its intended principal product:

“Our business is to sell donuts in Stuttgart, Germany. Various snacks (Schnellimbiss) are widely available and popular in Germany, especially Bockwurst (boiled sausage), Bratwurst (grilled sausage) and Currywurst (spiced sausage), as well as fries and hamburgers. Also, there is a huge variety of seafood snacks like Rollmops sold in seafood snack-bars and in “Nordsee”, a German seafood chain. German fast food is inexpensive and diverse. Many of the fast food is of Turkish origin, this food is very popular for being cheap and healthy. The German’s favorite Turkish fast food is the Doner Kebab, a thick pita filled generally with either chicken or beef complemented with fresh French fries and salad. Other fast foods which are becoming popular are the Greek, Indian, Chinese and other oriental cuisines. American fast food is also very popular and presented by all major fast food chains including Dunkin’ Donuts which has many locations in Germany but not in Stuttgart.

In parts of Germany, the doughnut equivalents are called Berliner, but not in the capital city of Berlin itself and neighboring areas, where they are called Pfannkuchen (which is often found misleading by people in the rest of Germany, who use the word Pfannkuchen to describe a pancake, which is also the literal translation of it). In middle Germany, they are called Kreppel or Pfannkuchen. In southern Germany, they are also called Krapfen and are especially popular during Carnival season in southern and middle Germany and on New Year's Eve in northern Germany. Berliner do not have the typical ring shape, but instead are solid and usually filled with jam, while a ring-shaped variant called Kameruner is common in Berlin and eastern Germany. Today, American style doughnuts are also available in Germany.”

2. Please describe the distribution methods of your product. Please see Item 101(h)(4)(ii) of Regulation S-K.

Response:  In response to this comment the Company described the distribution methods of its product:

“We will sell our donuts from mobile cabinets and kiosks to the end-customers in malls, storefronts (indoor or outdoor), sports arenas, food courts, entertainment complexes, high schools, fundraising events and outdoor events such as carnivals, festivals, fairs.”

3. Please disclose the sources and availability of raw materials and the names of your principal suppliers. Please see Item 101(h)(4)(v) of Regulation S-K.

Response:  In response to this comment the Company disclosed the sources and availability of raw materials and the name of its principal supplier:

“We are going to purchase the donut machines and supplies from Lil’ Orbits (http://www.lilorbits.com/). During our phone conversation with a Lil’ Orbits’ representatives it was confirmed that they have the donuts machines and supplies in stock.”

4. Please describe the need for any government approval of your product. If government approval is necessary and you have not yet received approval, please discuss the status of the approval within the government approval process. Please see Item 101(h)(4)(viii) of Regulation S-K.

Response:  In response to this comment the Company referred to Item 101(h)(4)(viii) of Regulation S-K.

The company is not aware of any government approval required for products it intends to sell.

“Need for Government Approval on Principal Products or Services

The company is not aware of any government approval required for products it intends to sell.”

Revenue, page 21

5. Please revise to correct what appears to be a typographical error regarding the pricing of your donuts at $3,500 per dozen.

Response:  In response to this comment the Company revised its disclosure to show the appropriate pricing.

Certain Relationships and Related Transactions, page 25

6. Please revise to disclose the $4,000 loan to the company, as described under Note 7 to the financial statements. See Item 404(d)(1) of Regulation S-K.

Response:  In response to this comment the Company revised to disclose the $4,000 loan to the company:

“On December 22, 2011, we issued a total of 3,000,000 shares of restricted common stock to Ilia Sachin, our sole officer and director in consideration of $3,000. Further, Mr. Sachin has advanced funds to us. As of December 31, 2011, Mr. Sachin advanced us $75. On January 4, 2012, Mr. Sachin made an additional loan of $4,000 to us.”

Future Sales by Existing Stockholders, page 26

7. Please disclose that the company is currently a shell company and that Rule 144 is unavailable to your promoter pursuant to Rule 144(i) of the Securities Act.

Response:  The Registrant does not believe that it is a “shell company” as described under Rule 405 of Regulation C under the Securities Act of 1933, as amended.  Rule 405 of Regulation C defines a “shell company” as a registrant that has: (1) no or nominal operations; and (2) either (i) no or nominal assets; assets consisting solely of cash and cash equivalents; or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.

Specifically, the Registrant does not believe that it can be classified as a company having “no or nominal operations”.  From inception, the Registrant’s management has devoted a significant amount of time to form the company and to develop its business plan. In furtherance of the Registrant’s planned business, the Registrant’s management researched the fast-food market  and potential high traffic flow leasing options in Stuttgart, Germany where it can potentially place its mini donut machines. In addition, the Registrant’s management looked for potential suppliers of donut-making machines and identified the supplier, Lil’ Orbits, we plan to use. And finally, on February 2, 2012, the Registrant  executed a Lease Agreement with Niclas Kaufmann, the commercial building  owner in Stuttgart, Germany where we plan to place our donut machines. The Registrant does not believe that the above-mentioned activities and the various other activities it has undertaken in the furtherance of its planned business  can be classified as having “no or nominal operations”.

Experts, page 29

8. Please explain to us why the legal opinion filed as exhibit 5.1 only refers to Kevin A. Polis, Esq. and not Carrillo Huettel, LLP.

Response:  Kevin A. Polis, Esq. is an independent contractor at the firm of Carrillo Huettel, LLP.

Please direct any further comments or questions you may have to the company at fermoinc@gmail.com or to the company's legal counsel Mr. Kevin A. Polis, Esq. at:

Carrillo Huettel, LLP

3033 Fifth Avenue, Suite 400

San Diego, CA 92103

TEL: 619.546.6154

TEL: 619.546.6100

FAX: 619.546.6060

Email: kpolis@carrillohuettel.com

Thank you.

Sincerely,

/S/ Ilia Sachin

Ilia Sachin, President

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